









Tim Obert

CEO and Co-Founder Seven Stills Distillery

San Francisco Bay Area

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Seven Stills

EF

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500+ connections

Established in 2013, Seven Stills of SF is a distillery specializing in small batch gluten-free vodka, craft beer inspired whiskeys, and cocktail bitters. We pride ourselves on product innovation and experimentation to create flavor profiles unlike anything else available to consumers. To this end, w...

CEO and Co-Founder

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Experience

CEO and Co-Founder
Seven Stills

Jan 2013 – Present • 5 yrs 7 mos

San Francisco Bay Area

Cofounder and CEO of Seven Stills craft distilled spirits.

Media (1)

Seven Stills bottle

Seven Stills

CEO
Seven Stills

2013 – Present • 5 yrs

Co-Founder and CEO of Seven Stills Brewery & Distillery.

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Project Manager
Tape to Type

Mar 2010 – Dec 2016 • 6 yrs 10 mos

Greater San Diego Area

Create transcripts for market researchers, recruit and train typists, review and edit documents.



Transcriptionist
Tape To Type

2004 – 2008 • 4 yrs

Transcription of Focus Groups for Market Research companies



Intern
UBS

Jun 2006 – Sep 2006 • 4 mos

Studied market fluctuations under Bloomberg, while prospecting for potential clients, attending Mutual Fund Conferences and enhancing customer interaction skills.

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Education



EF
Credential, Mandarin

2010 – 2011

After completing my thesis on State Owned Enterprises in China, I spent three months furthering my studies in Shanghai, China. My studies included Chinese culture and politics/economics, and an intensive language immersion program.



University of California, Santa Cruz
BA, Business Management Economics

2006 – 2010

Activities and Societies: University Economics Association, Toastmasters, Delta Omega Chi Fraternity.

Since the age of 16, I have had the ambition to become a hedge fund or mutual fund manager. I have developed an obsession in stock market analysis, and this has of course led me to my course of study in Economics with a particular interest in Finance and Mathematics.



University of Cambridge
BA, Economics

2008 – 2008

For the summer of 2008 I studied International Economics courses at the University of Cambridge. My courses included Understanding Economics in a Globalised Setting, Political Finance and International Economics, and Minds and Markets.

Skills & Endorsements

Entrepreneurship · 11
Jonathan Yale Reardon and 10 connections have given endorsements for this skill

Project Management · 9
Jonathan Yale Reardon and 8 connections have given endorsements for this skill

Sales · 9
Jonathan Yale Reardon and 8 connections have given endorsements for this skill

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